Exhibit 99.1

Nano-Dimension Ltd.

Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2024

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Financial Position as at

(In thousands of USD)

	December 31,	June 30,
	2023	2024
(In thousands of USD)
Assets
Cash and cash equivalents	309,571	231,777
Bank deposits	541,967	532,042
Restricted deposits	60	60
Trade receivables	12,710	12,150
Other receivables	11,290	5,134
Inventory	18,390	19,289
Total current assets	893,988	800,452

Restricted deposits	881	875
Investment in securities	138,446	81,342
Property plant and equipment, net	16,716	15,969
Right-of-use assets	12,072	10,104
Intangible assets	2,235	2,235
Total non-current assets	170,350	110,525
Total assets	1,064,338	910,977

Liabilities
Trade payables	4,696	2,935
Other payables	25,265	20,374
Current portion of lease liability	4,473	3,558
Current portion of bank loan	38	139
Total current liabilities	34,472	27,006

Liability in respect of government grants	1,895	2,019
Employee benefits	2,773	3,698
Long term Lease liability	8,742	7,652
Deferred tax liabilities	75	-
Loan from banks	595	347
Total non-current liabilities	14,080	13,716
Total liabilities	48,552	40,722

Equity
Non-controlling interests	1,011	618
Share capital	400,700	405,690
Share premium and capital reserves	1,299,542	1,301,022
Treasury shares	(97,896)	(167,651)
Foreign currency translation reserve	2,929	1,252
Remeasurement of net defined benefit liability (IAS 19)	707	(726)
Accumulated loss	(591,207)	(669,950)
Equity attributable to owners of the Company	1,014,775	869,637
Total equity	1,015,786	870,255
Total liabilities and equity	1,064,338	910,977

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	Six Months Ended June 30,
	2023	2024
	Thousands	Thousands
	USD	USD
Revenues	29,702	28,350
Cost of revenues	16,447	15,299
Cost of revenues - write-down of inventories	194	65
Total cost of revenues	16,641	15,364
Gross profit	13,061	12,986
Research and development expenses	35,636	18,254
Sales and marketing expenses	15,703	13,738
General and administrative expenses	23,355	18,183
Other expenses, net	-	2,612
Operating loss	(61,633)	(39,801)
Finance income	80,780	21,846
Finance expense	6,442	61,143
Income (loss) before taxes on income	12,705	(79,098)
Taxes expenses benefit	(152)	(125)
Income (loss) for the period	12,553	(79,223)
Loss attributable to non-controlling interests	(550)	(480)
Income (loss) attributable to owners	13,103	(78,743)
Income (loss) per share
Basic and diluted income (loss) per share	0.05	(0.35)

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations	597	(1,708)
Other comprehensive income items that will not be transferred to profit or loss
Remeasurement of net defined benefit liability (IAS 19), net of tax	(1,060)	(1,433)
Total other comprehensive loss for the period	(463)	(3,141)
Total comprehensive income (loss) for the period	12,090	(82,364)
Comprehensive loss attributable to non-controlling interests	(546)	(511)
Comprehensive income (loss) attributable to owners of the Company	12,636	(81,853)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(In thousands of USD)

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
For the six months ended June 30, 2024:	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Balance as of December 31, 2023	400,700	1,299,542	707	(97,896)	2,929	(591,207)	1,014,775	1,011	1,015,786
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	118	118
Loss for the period	—	—	—	—	—	(78,743)	(78,743)	(480)	(79,223)
Other comprehensive loss for the period	—	—	(1,433)	—	(1,677)	—	(3,110)	(31)	(3,141)
Exercise of warrants, options and vesting of RSUs	4,990	(4,990)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	(69,755)	—	—	(69,755)	—	(69,755)
Share-based payment acquired	—	(363)	—	—	—	—	(363)	—	(363)
Share-based payments	—	6,833	—	—	—	—	6,833	—	6,833
Balance as of June 30, 2024	405,690	1,301,022	(726)	(167,651)	1,252	(669,950)	869,637	618	870,255

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(In thousands of USD)

	Share capital	Share premium and capital reserves	Remeasurement of IAS 19	Treasury shares	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity
For the six months ended June 30, 2023:	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD	Thousands USD
Balance as of December 31, 2022	388,406	1,296,194	2,508	(1,509)	583	(536,657)	1,149,525	767	1,150,292
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	671	671
Income for the period	—	—	—	—	—	13,103	13,103	(550)	12,553
Other comprehensive income (loss) for the period	—	—	(1,060)	—	593	—	(467)	4	(463)
Exercise of warrants, options and vesting of RSUs	7,832	(7,832)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	(23,259)	—	—	(23,259)	—	(23,259)
Share-based payment acquired	—	(1,780)	—	—	—	—	(1,780)	—	(1,780)
Share-based payments	—	11,542	—	—	—	—	11,542	—	11,542
Balance as of June 30, 2023	396,238	1,298,124	1,448	(24,768)	1,176	(523,554)	1,148,664	892	1,149,556

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statement

Nano Dimension Ltd.

Unaudited Condensed Consolidated Interim Statements of Cash Flow

(In thousands of USD)

	Six Months Ended June 30,
	2023	2024
Cash flow from operating activities:
Net income (loss) for the period	12,553	(79,223)
Adjustments:
Depreciation and amortization	2,963	3,431
Financing income, net	(17,622)	(17,840)
Revaluation of financial liabilities accounted at fair value	485	33
Revaluation of financial assets accounted at fair value	(57,201)	57,104
Loss from disposal of property plant and equipment and right-of-use assets	345	6
Increase in deferred tax	(95)	—
Share-based payments	11,542	6,833
Other	68	74
	(59,515)	49,641
Changes in assets and liabilities:
Increase in inventory	(1,212)	(1,899)
Decrease in other receivables	669	5,845
(Increase) decrease in trade receivables	(6,039)	3
Decrease in other payables	(1,345)	(3,779)
Increase (decrease) in employee benefits	(399)	132
Decrease in trade payables	(828)	(1,410)

	(9,154)	(1,108)
Net cash used in operating activities	(56,116)	(30,690)

Cash flow from investing activities:
Change in bank deposits	(151,391)	5,412
Interest received	17,998	22,715
Change in restricted bank deposits	(34)	(25)
Acquisition of property plant and equipment	(7,121)	(1,169)
Acquisition of intangible asset	—	(711)
Payment of a liability to pay a contingent consideration of business combination	(9,255)	—
Net cash from (used in) investing activities	(149,803)	26,222

Cash flow from financing activities:
Lease payments	(2,471)	(2,306)
Repayment of long-term bank debt	(96)	(107)
Proceeds from non-controlling interests	550	—
Amounts recognized in respect of government grants liability	(172)	(101)
Payments of share price protection recognized in business combination	(1,780)	(363)
Repurchase of treasury shares	(19,741)	(69,755)
Net cash used in financing activities	(23,710)	(72,632)
Decrease in cash and cash equivalents	(229,629)	(77,100)
Cash and cash equivalents at beginning of the period	685,362	309,571
Effect of exchange rate fluctuations on cash	(1,178)	(694)
Cash and cash equivalents at end of the period	454,555	231,777

Non-cash transactions:
Property plant and equipment acquired on credit	328	176
Repurchase of treasury shares on credit	3,518	—
Recognition of a right-of-use asset	199	223

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1 - General

a.	Reporting entity

Nano Dimension Ltd. (the “Company” or the “Group”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 2 Ilan Ramon St., Ness Ziona, Israel. The consolidated financial statements of the Company as of June 30, 2024, comprise the Company and its subsidiaries in Israel, in the United States, in Switzerland, in Germany, in the United Kingdom, in the Netherlands and in Hong Kong (together referred to as the “Group”). The Company engages in advanced additive manufacturing (also known as “3D”) solutions. Since March 2016, the Company’s American Depositary Shares (“ADSs”) have been trading on the Nasdaq Capital Market (“Nasdaq”).

Since August 25, 2014, the Company has devoted substantially all of its financial resources to develop its products and has financed its operations primarily through the issuance of equity securities. The amount of the Company’s future net profits or losses will depend, in part, on the rate of its future expenditures, its ability to generate significant revenues from the sale of its products, and its ability to obtain funding through the issuance of securities, strategic collaborations or grants. In the fourth quarter of 2017, the Group began commercializing its products and its ability to generate significant revenues and achieve profitability depends on its ability to successfully complete the development of, and to continue to commercialize, its products, including consumables.

Note 2 - Basis of preparation

a.	Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2023 (the “Annual Financial Statements”).

These condensed consolidated interim financial statements as at and for the six months ended June 30, 2024, were authorized for issuance by the Company’s Audit Committee on September 30, 2024.

b.	Material accounting policies, amendments to standards and interpretations not yet adopted:

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its Annual Financial Statements.

Presented hereunder is a description of the changes in accounting policies not yet adopted and their expected effect on the financial statements.

IFRS 18, Presentation and Disclosure in Financial Statements:

This standard replaces IAS 1, Presentation of Financial Statements. The purpose of the standard is to provide improved structure and content to the financial statements, particularly the income statement.

The standard includes new disclosure and presentation requirements that were taken from IAS 1, Presentation of Financial Statements, with small changes.

As part of the new disclosure requirements, companies will be required to present two subtotals in the income statement: operating profit and profit before financing and taxes. Furthermore, for most companies, the results in the income statements will be classified into three categories: operating profit, profit from investments and profit from financing.

In addition to the changes in the structure of the income statements, the standard also includes a requirement to provide separate disclosure in the financial statements regarding the use of management-defined performance measures (non-GAAP measures).

Furthermore, the standard adds specific guidance for aggregation and disaggregation of items in the financial statements and in the notes. The standard will encourage companies to avoid classifying items as ‘other’ (for example, other expenses), and using this classification will lead to additional disclosure requirements.

The standard is effective from annual reporting periods beginning on or after January 1, 2027, with earlier application being permitted. The Group is examining the effects of the standard on its financial statements with no plans for early adoption.

c.	Use of Estimates and Judgments

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the Annual Financial Statements.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 3 – Material Events During the Reporting Period

a.	During the six months ended June 30, 2024, the Company repurchased 26,043,291 of the Company’s ADSs and recorded an increase in the reserve for treasury shares of $69,755 thousand.

b.	In January 2024, the Company entered into a rights agreement (the “Rights Plan”), with the intention to protect the long-term interests of the Company’s ADS holders and enable them to realize the full potential value of their investment in the Company. The Rights Plan is designed to reduce the likelihood that any entity, person or group would gain control of, or significant influence over the Company. Pursuant to the Rights Plan, the Company issued one special purchase right for every one ADS outstanding at the close of business on February 5, 2024. Each right allows its holder to purchase from the Company one-half (0.5) of one ADS, at a purchase price of $0.01 per ADS, once the rights become exercisable. The rights would become exercisable only if an entity, person or group acquires beneficial ownership of 10% or more of the Company’s outstanding ordinary shares in a transaction not approved by our board of directors. The rights will expire on January 25, 2025.

Note 4 - Share-Based Payments

a.	In February and March 2024, the Company granted to employees and officers 510,000 restricted share units (the “RSUs”). The RSUs represent the right to receive ordinary shares at a future time and vest over a period of three to four years.

b.	In June 2024, the Group granted to employees, officers and directors 1,296,000 RSUs. The RSUs represent the right to receive ordinary shares at a future time and vest over a period of two to four years.

RSUs- Directors, employees

Number of share options granted (ADSs)	1,806,000
Fair value at the grant date (thousands of USD)	4,854,040
Range of share price (USD)	$2.59–$2.83

In the six-month period ended June 30, 2024, a total amount of $6,833 thousand were recognized as share-based payments expenses ($11,542 thousand in the six month period ended June 30, 2023).

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 5 - Financial Instruments

(1)	Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash, trade receivables, other receivables, deposits, trade and other payables are the same as or approximate to their fair value.

(2)	Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value on a temporal basis, using valuation methodology in accordance with the fair value hierarchy level as defined below.

When determining the fair value of an asset or liability, the Company uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical instruments

●	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly

●	Level 3: inputs that are not based on observable market data (unobservable inputs)

As of June 30, 2024

	Level 1	Level 2	Total
	Thousands of USD
Financial assets:
Traded shares	81,342	—	81,342
Total assets:	81,342	—	81,342

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 5 - Financial Instruments (Cont’d)

As of June 30, 2023

	Level 1	Level 2	Total
	Thousands of USD
Financial assets:
Traded shares	172,185	—	172,185
Total assets:	172,185	—	172,185
Financial liabilities:
Liability in respect of warrants	—	140	140
Total liabilities	—	140	140
Presented under non-current liabilities	—	140	140

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 – Revenues

The table below provides information regarding receivables, contract assets and contract liabilities deriving from contracts with customers.

For the six months ended June 30, 2024
Thousands of USD

Trade receivables	12,150
Contract liabilities	3,062

The contract liabilities primarily relate to the advance consideration received from customers for contracts containing yearly warranty services. The revenue is recognized on a straight-line basis over the contract period.

In the following tables, the Group’s revenue is disaggregated by major products, primary geographical market and timing of revenue recognition.

Revenues per major products:

	For the six months ended June 30,
	2023	2024
	Thousands of USD	Thousands of USD

Consumables	3,604	4,645
Support services	2,140	2,653
Sales of systems	23,958	21,052
Total revenues	29,702	28,350

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6 – Revenues (Cont’d)

Revenues per geographical locations:

	For the six months ended June 30,
	2023	2024
	Thousands of USD	Thousands of USD
Americas	10,263	8,783
Asia Pacific	1,368	2,279
Europe and Israel (*)	18,071	17,288
Total revenues	29,702	28,350

(*)	The Company combined all revenues into the Europe and Israel geography, due to immateriality of the amounts of revenues in Israel.

Revenues per timing of revenue recognition:

	For the six months ended June 30,
	2023	2024
	Thousands of USD	Thousands of USD
Services transferred over time	2,140	2,653
Goods transferred at a point in time	27,562	25,697
Total revenues	29,702	28,350

Note 7 - Employee Benefits

In the six month period ended June 30, 2024, there was a decrease in the yield rates of high-quality corporate debentures in Switzerland that are used for discounting a defined benefit obligation.

The effect of the change in the discount rate is an increase in the defined benefit obligation as of June 30, 2024, in the amount of $1,433 thousand which was recognized against other comprehensive income.

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 8 – Capital and Reserves

Share capital and share premium

During the period, the Group recognized the following amounts within share capital and share premium:

For the six months ended
June 30, 2024
Thousands of USD
Exercise of warrants, options and vesting of RSUs	(4,990)
Share-based payment acquired	(363)
Share-based payments	6,833
Total	1,480

For the year ended
December 31, 2023
Thousands of USD
Exercise of warrants, options and vesting of RSUs	(12,294)
Share based payment acquired	(4,459)
Share-based payments	20,101
Total	3,348

Nano Dimension Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 9 - Related and Interested Parties

Transactions with key management personnel

Benefits to key management personnel

Key management personnel received benefits in the amount of $4,853 thousand during the six month period ended June 30, 2024 (in the six month period ended June 30, 2023: $4,560 thousand) in the form of short-term employee benefits and share-based payments.

Note 10 - Events after the Reporting Date

a.	In July 2024, the Group granted 2,000,000 RSUs to employees of the Company. The RSUs represent the right to receive ordinary shares at a future time and vest over a period of two to four years.

b.	On July 3, 2024, the Company entered into a definitive agreement, under which it agreed to acquire all outstanding shares of Desktop Metal, Inc. (“Desktop Metal”) (NYSE: DM) in an all-cash transaction for $5.50 per share, subject to possible downward adjustments to $4.07 per share. At $5.50 per share, the transaction represents a total consideration of approximately $183 million, and possibly $135 million based on downward adjustments.

The transaction is not subject to a financing condition. The Company intends to finance the transaction using its cash on hand.

The closing of the transaction is subject to certain closing conditions, including the approval of Desktop Metal’s stockholders, and required regulatory approvals, and certain termination rights as described in the merger agreement. With respect to the approval under the Hart-Scott-Rodino Act, the Company announced on August 26, 2024, that the waiting period under which the United States Department of Justice could have raised issues had expired.

c.	On September 25, 2024, the Company entered into a definitive agreement, under which it agreed to acquire all outstanding shares of Markforged Holding Corporation (“Markforged”) (NYSE: MKFG) in an all-cash transaction for $5.00 per share. The transaction represents a total consideration of approximately $115 million.

The transaction is not subject to any financing conditions. The Company intends to finance the transaction using its cash on hand.

The closing of the transaction is subject to certain closing conditions, including the approval of Markforged’s stockholders, and required regulatory approvals, and certain termination rights as described in the merger agreement.